FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

31 July 2009

ABBEY AND ALLIANCE & LEICESTER MANAGEMENT CHANGES

Abbey National plc ("Abbey") and Alliance & Leicester plc ("A&L") have announced that Juan Colombás has been appointed as an Executive Director effective from 31 July 2009. This appointment has been approved by the FSA.

Juan Colombás is currently Chief Risk Officer and his appointment as Executive Director reflects the importance of this role and strengthens the risk capability at the most senior level in the UK.

António Horta-Osório, Chief Executive, said: “We have put great value in meritocracy and the importance of promoting and increasing responsibilities from within the Bank and I’m therefore delighted that Juan will be joining the boards of Abbey and A&L.”

- Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 07802 332 292
Anthony Frost, Head of Corporate Communications.	Tel: 07979 245 715

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 31 July 2009	By / s / Jessica Petrie (Authorised Signatory)